WALKER FINANCIAL CORPORATION
                         990 Stewart Avenue, Suite 650A
                           Garden City, New York 11530
                                 (516) 832-7000


                                                               February 17, 2006


VIA  ELECTRONIC  SUBMISSION
---------------------------
Division  of  Corporation  Finance
Securities  and  Exchange  Commission
100  F  Street,  N.E.
Washington,  D.C.  20549

Re:     Registration  Statement  on  Form  SB-2  (the  "Company")
        Initially  Filed  January  12,  2005
        File  No.  333-130963

Ladies  and  Gentlemen:

The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the "Commission") consent to the withdrawal by the Company of its Registrant's Registration Statement on Form SB-2 filed with the Commission on January 12, 2006 (File No. 333-130963) (the "Registration Statement"). No securities were offered or sold pursuant to the Registration Statement.

The Company requests this withdrawal because it has elected not to pursue the registration of the securities included therein at this time. Please apply the Company's filing fee to its account with the Commission.

Thank  you  for  your  assistance  in  this  matter.


                          WALKER FINANCIAL CORPORATION


                                   By:  /s/  Mitchell  S.  Segal
                                       -------------------------
                                             Mitchell  S.  Segal
                                       Chief  Executive  Officer